Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following is a transcript of an interview with CNN International given by Stewart Butterfield, Chief Executive Officer and Co-Founder of Slack, on December 11, 2020.

Julia Chatterley: Its stock ticker is WORK and there’s been no slacking off this year for these guys. I’m talking about Slack, the workplace communication platform that last week was part of one of the year’s biggest deals. Cloud software company Salesforce agreed to buy Slack for nearly $28 billion. And we’re joined by the CEO of Slack, Stewart Butterfield, now. Stewart, great to have you on the show. Congratulations on what is a whopping deal. Talk to me about the catalyst for this. You’re a founder, a creator. When do you make the decision between being best of breed and staying independent versus joining up and going on with somebody else?

Stewart Butterfield: Well first, thanks for having me, I appreciate it. Always good to talk to you. It’s definitely not an easy decision and there’s a, you know, huge degree to which founder-led companies are… [inaudible], the founders identify with them. And I think you can see exactly the same thing with Salesforce and Marc Benioff. The COO and President over there, Bret Taylor, is also an entrepreneur, also a founder. And I think, you look across the company – Tableau, MuleSoft, the other acquisitions they’ve done – they kind of grow a roster of founders inside of the company, and so that’s an exciting thing to join. But ultimately, this is for our customers. And we’ve had an incredible Q3, we had 12,000 new paid customers, that’s 140% increase versus the year before. You know, some of that’s from the pandemic, the work from home, you know, raising awareness. Some of that’s from product improvements and a lot of that is driven by Slack Connect, which we can talk about. But coming into an environment where we’re part of a much larger company that especially has a platform that meshes almost perfectly with ours. This might sound a little silly, but in the conversations leading up to the acquisition, we would say we’re looking for a one plus one equals seven result.

Julia Chatterley: Marc Benioff, the CEO of Salesforce, has long said, “Look, I want to replace e-mail.” I think he’s been saying it for a decade, quite frankly, so I can understand his allure, allure with this deal. But you know it’s quite funny and it goes to the point you made about the strong earnings quarter. You called it… you called it phenomenal. I read a Harvard Business Review study last night on this deal and on you guys, and they said, why sell when you’re on such a high? You know, even if I look at the paid customers, you’ve got what, over 1,000 customers now spending more than $100,000 annually. That’s up 32% year on year. I mean these were things that you and I were talking about the last time we spoke. You are entering this deal in a position of great strength, I think.

Stewart Butterfield: We are. And you know, I’m a pretty nice guy, I grew up in Canada, but I’m also extremely ambitious.

Julia Chatterley: Right.

Stewart Butterfield: And we have a very ambitious plan for the next 20 years. [Inaudible] accomplish in, let’s say the next five years, what it would have taken us 20 years to do. I mean we just want to continue the success that we’ve had. You know, looking in the U.S., the largest issuer of credit cards is wall-to-wall on Slack. Number one telco, wall-to-wall on Slack. Number one media company, wall-to-wall on Slack. Our customers are everywhere. They’re the biggest defense contractor, wall-to-wall on Slack, [inaudible], operator of the nation’s largest healthcare system is a Slack customer, two thirds of the Fortune 100. But there’s obviously so much more we could do. You know, there are millions of companies out there and one of the interesting things about Slack is we have customers that have three, five, ten employees. We have customers that have hundreds of thousands of employees. And if you look through the roster of IPOs this year and last year, almost all of them are Slack companies. So like, probably like a trillion dollars of market cap in the last couple years. Going out and... it’s an exciting future, and Salesforce [inaudible] extremely [inaudible] in that future. I think the combination, you know the one plus one… one plus one equals seven thing, I think really is possible.

Julia Chatterley: I’m just listening to some of the numbers that you said there, and you made a great point which is, look, what we want to do in 20 years, we can do in five. Do you plan to be around…

Stewart Butterfield: Yeah.

Julia Chatterley: ...leading Slack within Salesforce for the next five years? Is that what you’re telling everybody, you’re telling your workers, who have clearly been very loyal to you over this period? You’re in for the long-term?

Stewart Butterfield: Yeah. We have a distinct [inaudible]... We have 142,000 customers now. I don’t actually know the number that are overlapped with Salesforce. But you know if I had to guess, it would be 10,000 or 20,000, which means that there’s another 120,000 or 130,000 that aren’t. And I think that’s an exciting expansion opportunity for them. But what I’ve told the employees and what I’ve told the customers that I’ve been able to reach out to so far, is I’m still the CEO, Slack still exists and we still have, you know, literally the same road map, the same objectives for this year, the same three year plan. The only adjustments are things like seeing how well we can integrate with Quip, which is a Salesforce product that came in with Bret Taylor. Other than that, it’s you know, more platform depth, more capabilities, faster and better service and, you know, better integrations for the many Salesforce customers among those Fortune 100.

Julia Chatterley: Stewart, I think we’re almost four to five minutes into this interview and we’ve not mentioned the “M” word, and now I have to. A lot of people would look at this and say actually what you guys, Salesforce and Slack, have most in common is competition from Microsoft. And that’s part of the catalyst ultimately for this deal. And Stewart, I just want to ask your honest opinion, do you feel like regulators let you down? Because you’ve long said, look, and a lot of people do say this, you’re the best in the field. But unfortunately, Microsoft’s Teams product is bundled in with other products. They can give it away free and that’s accelerated the amount of people that they’ve managed to get this product out to and in the end that harmed you. Did regulators let you down?

Stewart Butterfield: I wouldn’t say that. You know, I’d say it’s a complicated situation and there still is a complaint active in the EU.

Julia Chatterley: Right.

Stewart Butterfield: And we’ll see… You know, we’re very encouraged by what we’ve heard so far. They are a competitor, but you know certainly on the Salesforce side, they have been trouncing Microsoft for year after year after year. I don’t think that Dynamics has made much headway. And while there’s a narrative that’s been difficult to dispel for us, we have you know over that time added more $100,000 plus customers, we’ve added [inaudible]. Slack Connect, which is the ability for two Slack-using organizations to communicate across organizational boundaries in a much more secure way, over the last four quarters, that grew 140%, 160%, 200%, 240%.

Julia Chatterley: I hear you.

Stewart Butterfield: So as it grows, it’s accelerating.

Julia Chatterley: I know. I just feel like if there had been a level playing field, imagine what you could have done. You may have been able to stay independent. You don’t have to tell me that... the good news, we’ve discussed it in the past.

Stewart Butterfield: Yeah.

Julia Chatterley: Yeah.

Stewart Butterfield: I think there are... it’s illegal in certain jurisdictions, anti-competitive behavior and it’s an abuse of the market position. But Teams is principally a video calling product, which means they compete with Zoom. And I think Zoom has been an incredibly effective competitor there as well. So while, of course, we want a level playing field and that’s not just for us, but for the whole industry, we have been able to execute, we have been able to succeed and we have been able to make customers [inaudible].

Julia Chatterley: Yes, and watch you now. Very quickly, culture, integration, any concerns? Or do you think you’re a good match? Because this is a critical component of any business being integrated with a larger one. Any concerns about that? Or do you think Slack and Salesforce will gel?

Stewart Butterfield: I think we will gel. And you know that’s the number one concern of employees…

Julia Chatterley: Right.

Stewart Butterfield: ....when we announced this internally. And you know, there’s a lot of uncertainty and people aren’t sure what it all means. Now we’ve had a week or so to kind of process that. Salesforce is like Slack, you know, it’s a San Francisco, west coast, very progressive kind of company, but culturally I think very similar. And they’ve been a very progressive [inaudible], or whatever, but certainly one of the top rated employers in the U.S. for a long time. I think we share a lot of values and it is a really values-driven organization. We’ll still remain an independent operating unit. Again, I’m still the CEO. I think we’ll still retain a lot of our distinct culture, but I don’t think… I don’t see any organ rejection or mismatch there.

Julia Chatterley: Okay, that’s good news. Stewart, keep in touch, please, we want to hear how it goes.

Stewart Butterfield: Thank you.

Julia Chatterley: Stewart Butterfield, the CEO of Slack. Congratulations again, sir, on the deal.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020

Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.